InterOil Sets Third Quarter 2012 Conference Call Date

PORT MORESBY, Papua New Guinea and HOUSTON, Oct. 31, 2012 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it will release financial and operating results for the third quarter of 2012 after the market closes for trading on Wednesday, November 14, 2012 with full text of the news release and accompanying financials available on the company's website at www.interoil.com. A conference call will be held on Thursday, November 15, 2012, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (612) 332-0932. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800